02 JUN 18 AM 11:30

June 13, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northw
Washington, DC 20549
U.S.A.

02034952

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated June 13, 2002, (Signing of Letter of Intent for integration of stainless business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.)

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

Very truly yours,

M Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 6/19

June 13, 2002

Nippon Steel Corporation

Sumitomo Metal Industries, Ltd.

Signing of Letter of Intent for integration of stainless business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Nippon Steel Corporation (place of business: Chiyoda-ku, Tokyo; President: Akira Chihaya) and Sumitomo Metal Industries, Ltd. (place of business: Chuo-ku, Osaka City; President: Hiroshi Shimozuma) have signed today a letter of intent to integrate their stainless business.

The proposed integration will aim to structurally improve the stainless business (including stainless flat steel, plate, bar and wire rod, but excluding the business conducted by Sumitomo Metals (Naoetsu), Ltd. and Sumitomo Metals (Kokura), Ltd.). Both companies intend to sign, towards the end of this September, a definitive contract for the integration (business integration is scheduled for April 2003 or earlier), subject to the final agreement on the implementation following negotiations along the letter of intent, of the detailed conditions on the integration.

For more information

Nippon Steel Corporation
Public Relations Center
Tel +81-3-3275-5021

Sumitomo Metal Industries, Ltd.
Public Relations Group
Tel +81-3-4416-6115